SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*

                             PACER TECHNOLOGY
                             (NAME OF ISSUER)

                        COMMON STOCK, NO PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 693905101
                              (CUSIP NUMBER)

                            WILLIAM B. MASTERS
                         JONES, WALKER, WAECHTER,
                    POITEVENT, CARRERE & DENEGRE, L.L.P.
                          201 ST. CHARLES AVENUE
                           NEW ORLEANS, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                             FEBRUARY 8, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  693905101

     1) Names of Reporting Persons... Talisman Capital Opportunity Fund Ltd. I.R.S. Identification Nos. of Above Persons (entities only)...

     2)   Check   the   Appropriate  Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a)...........................................................     __
          (b)...........................................................     __

     3)   SEC Use Only..................................................

     4)   Source of Funds (See Instructions)............................     OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).........................................     __

     6)   Citizenship or Place of Organization.......... British Virgin Islands

 Number of     (7)  Sole Voting Power...................................      0
  Shares
Bene-
 ficially      (8)  Shared Voting Power................................ 990,000
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power..............................      0
  Person
   With
               (10)  Shared Dispositive Power.......................... 990,000


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person............................................. 990,000

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)....................     __

     13)  Percent of Class Represented by Amount
          in Row 11.....................................................  5.88%

     14)  Type of Reporting Person (See Instructions)...................     CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons........  Talisman Capital Opportunity Inc.
          I.R.S. Identification Nos. of Above Persons (entities only)...
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)...........................................................     __
          (b)...........................................................     __

     3)   SEC Use Only..................................................

     4)   Source of Funds (See Instructions)............................     OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).........................................     __

     6)   Citizenship or Place of Organization ....................... Delaware

 Number of     (7)  Sole Voting Power...................................      0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power............................. 990,000(1)
 Owned by
   Each        (9)  Sole Dispositive Power..............................      0
Reporting
  Person
   With        (10)  Shared Dispositive Power....................... 990,000(1)

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person.......................................... 990,000(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)....................     __

     13)  Percent of Class Represented by Amount
          in Row 11.....................................................  5.88%

     14)  Type of Reporting Person (See Instructions)...................     CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons........................ Geoffrey Tirman(2)
          I.R.S. Identification Nos. of Above Persons (entities only)...

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)...........................................................     __
          (b)...........................................................     __

     3)   SEC Use Only..................................................

     4)   Source of Funds (See Instructions)............................     OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).........................................     __

     6)   Citizenship or Place of Organization................... United States

 Number of     (7)  Sole Voting Power...................................      0
  Shares
Bene-
 ficially      (8)  Shared Voting Power........................... 1,000,000(2)
 Owned by
Each
Reporting      (9)  Sole Dispositive Power..............................      0
  Person
   With
               (10)  Shared Dispositive Power..................... 1,000,000(2)

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person........................................ 1,000,000(2)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)....................     __

     13)  Percent of Class Represented by Amount in Row 11..............  5.93%

     14)  Type of Reporting Person (See Instructions)...................     IN

(1) Solely in its capacity as the investment manager of Talisman Capital Opportunity Fund Ltd.

(2) With respect to 990,000 shares of Common Stock, solely in his capacity as the sole stockholder of Talisman Capital Opportunity Inc., and with respect to 10,000 shares of Common Stock, solely in his capacity of the trustee of the Tirman's Children's Trust u/a dated September 9, 1997 (the "Tirman Trust").

               AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

     This statement amends Item 5 of the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 26, 1999, as amended by amendments filed with the Commission on October 29, 1999 and December 27, 1999 (the "Statement") relating to Shares of common stock, no par value (the "Common Stock") of Pacer Technology (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively assigned to them in the Statement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) and (b) Based upon the information contained in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1999, filed with the Commission on November 12, 1999, as of September 30, 1999, there were 16,838,975 shares of Common Stock issued and outstanding, and the Reporting Persons have used this number to determine their individual percentage interests in the Issuer's Common Stock.

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Because he is the trustee of the assets of the Tirman Trust, Geoffrey Tirman may be deemed to beneficially own the shares of Common Stock owned by the Tirman Trust. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     The aggregate number of shares of Common Stock that the Investment Manager and Talisman may be deemed to own is 990,000, which constitutes 5.88% of the outstanding shares of Common Stock, and the aggregate number of shares of Common Stock that Geoffrey Tirman may be deemed to own is 1,000,000, which constitutes 5.93% of the outstanding shares of Common Stock.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman, as the trustee of the assets of the Tirman Trust, has the right to direct the vote and dispose of the Common Stock owned by the Tirman Trust.

     (c) Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

REPORTING PERSON DATE         TRANSACTION    NO. OF SHARES      PRICE/SHARE
Talisman       01/18/00       Sale             35,300                 $1.03
               01/19/00       Sale              5,200                 $1.03
               01/19/00       Sale             23,300                 $1.03
               01/20/00       Sale             11,500                 $1.00
               01/21/00       Sale             10,000                 $1.00
               01/24/00       Sale             24,500                 $1.00
               01/25/00       Sale              5,000                 $1.00
               01/26/00       Sale             70,000                 $1.00
               01/27/00       Sale             40,500                 $1.00
               01/28/00       Sale              8,500                 $1.00
               02/02/00       Sale              1,900                 $1.00
               02/03/00       Sale              3,000                 $1.00
               02/04/00       Sale             52,300                 $1.02
               02/07/00       Sale             55,000                 $1.03
               02/08/00       Sale             34,300                 $1.03

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e)  Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000  TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                              By: TALISMAN CAPITAL OPPORTUNITY INC.


                                 By: /S/ GEOFFREY TIRMAN
                                     Name: Geoffrey Tirman
                                     Title: Chief Executive Officer


                              TALISMAN CAPITAL OPPORTUNITY INC.


                              By: /S/ GEOFFREY TIRMAN
                              Name:      Geoffrey Tirman
                              Title: Chief Executive Officer


                              /S/ GEOFFREY TIRMAN
                              GEOFFREY TIRMAN